UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 8 May 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

RESULTS
FOR THE THIRD QUARTER
AND NINE MONTHS
ENDED
31 MARCH 2015
Q3 FY15
Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
FORWARD-LOOKING STATEMENTS
This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony’s financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are “forward-looking statements” for the purpose of the safe harbour provided by Section 21E of the
U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect”, “anticipates”, “believes”,
“intends”, “estimates” and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements. These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgement of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-
economic instability in the countries in which we operate.
Harmony’s Integrated Annual Report and the Form 20-F filed with the United States’ Securities and Exchange
Commission for the financial year ended 30 June 2014 are available on our website at
http://www.harmony.co.za/investors/reporting/annual-reports.
Quarter
March
2015
Quarter
December
2014
Q-on-Q
variance
%
Nine
months
ended
March 2015
Nine
months
ended
March 2014
Variance
%
Gold produced
– kg
7 642
8 459
(10)
25 536
27 518
(7)
– oz
245 697
271 963
(10)
821 001
884 721
(7)
Cash operating costs
– R/kg
377 901
357 111
(6)
362 809
324 731
(12)
– US$/oz
1 001
990
(1)
1 004
981
(2)
Gold sold
– kg
7 444
8 580
(13)
26 011
27 653
(6)
– oz
239 330
275 851
(13)
836 270
889 061
(6)
Underground grade
– g/t
4.75
4.78
(1)
4.79
4.81
–
Total costs and capital
– R/kg
454 211
437 708
(4)
435 701
391 622
(11)
– US$/oz
1 203
1 213
1
1 206
1 183
(2)
All-in sustaining costs
– R/kg
474 873
455 202
(4)
451 564
408 768
(10)
– US$/oz
1 258
1 262
–
1 250
1 234
(1)
Gold price received
– R/kg
460 569
432 963
6
444 982
431 038
3
– US$/oz
1 220
1 200
2
1 232
1 302
(5)
Production profit
– R million
643
618
4
2 174
2 946
(26)
– US$ million
55
55
–
194
287
32
Basic loss per share
– SAc/s
(61)
(197)
69
(319)
(11)
>(100)
– USc/s
(5)
(18)
72
(28)
(1)
>(100)
Headline loss
– Rm
(262)
(496)
47
(1 023)
(19)
>(100)
– US$m
(22)
(44)
50
(91)
(2)
>(100)
Headline loss per share
– SAc/s
(60)
(114)
(47)
(236)
(4)
>(100)
– USc/s
(5)
(10)
50
(21)
–
(100)
Exchange rate
– R/US$m
11.74
11.22
5
11.24
10.30
9
“ We have responded to a lower gold price, first by rationalising our assets and then restructuring our portfolio – cutting costs, reducing labour numbers and focusing on mining only safe, profitable ounces. During the next couple of months we will continue to improve the performance of our assets and restructure Masimong,
Doornkop and Hidden Valley for profitability. We are assessing ways of funding
Golpu and unlocking the true value of each of our assets, which will ensure shareholder returns in the long term.”
Graham Briggs
Chief Executive Officer

CONTACT DETAILS
COMPETENT PERSON’S DECLARATION
Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC).
In South Africa, Harmony appoints an ore reserve manager at each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.
The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:
Resources and Reserves South Africa: Jaco Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat., who has 19 years’ relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP) and a member of the South African Institute of Mining and Metallurgy
(SAIMM).
Resources and Reserves Papua New Guinea: Gregory Job, BSc, MSc, who has 26 years’ relevant experience and is a member of the Australian
Institute of Mining and Metallurgy (AusIMM). Mr Job has sufficient experience relevant to the styles of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).
Mr Boshoff and Mr Job are full-time employees of Harmony Gold Mining Company Limited. These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.
Mineral Resource and Reserve information as at 30 June 2014 has not changed.
Corporate Office
Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za
Directors
P T Motsepe* Chairman
M Motloba*^ Deputy Chairman
G P Briggs Chief Executive Officer
F Abbott Financial Director
H E Mashego Executive Director
F F T De Buck*^ Lead independent director
J A Chissano*
1
^, K V Dicks*^, Dr D S S Lushaba*^,
C Markus*^, M Msimang*^, K T Nondumo*^,
V P Pillay *^, J L Wetton*^, A J Wilkens*
* Non-executive
^ Independent
1
Mozambican
Investor relations team
Email: HarmonyIR@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)11 411 2037
Mobile: +27 (0)82 888 1242
Email: marian@harmony.co.za
Bobo Ndinisa
Investor Relations
Tel: +27 (0)11 411 2137 / 057 904 4023
Mobile: +27 (0)79 783 2051
Email: bobo@harmony.co.za
Company Secretary
Riana Bisschoff
Telephone: +27 (0)11 411 6020
Mobile: +27 (0)83 629 4706
E-mail: riana.bisschoff@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 2450
Email: meetfax@linkmarketservices.co.za
ADR
2
Depositary
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email queries: db@amstock.com
Toll Free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334
2
ADR: American Depository Receipts
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Telephone: +27 11 507 0300
Fax: +27 11 507 0503
Trading Symbols
JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Berlin Stock Exchange: HAM1
Registration number
1950/038232/06
Incorporated in the Republic of South Africa
ISIN
ZAE000015228

Harmony Gold Mining Company Limited
Results for the third quarter FY15 and nine months ended 31 March 2015

CONTENTS
Contact details and competent persons’ declaration
1
Chief executive officer’s review
3
Operational results – quarter on quarter (Rand/Metric)
(US$/Imperial)
7
Condensed consolidated income statements (Rand)
9
Condensed consolidated statements of
comprehensive income (Rand)
10
Condensed consolidated statements of changes in
equity (Rand)
10
Condensed consolidated balance sheets (Rand)
11
Condensed consolidated cash flow statements (Rand)
12
Notes to the condensed consolidated financial
statements
13
Segment report (Rand/Metric)
17
Condensed consolidated income statements (US$)
19
Condensed consolidated statements of
comprehensive income (US$)
20
Condensed consolidated statements of changes in
equity (US$)
20
Condensed consolidated balance sheets (US$)
21
Condensed consolidated cash flow statements (US$)
22
Segment report (US$/Imperial)
23
Development results – Metric and Imperial
24
SHAREHOLDER INFORMATION
Issued ordinary share capital at 31 March 2015
436 094 323
Issued ordinary share capital at 31 December 2014
436 094 323
Market capitalisation
At 31 March 2015 (ZARm)
9 219
At 31 March 2015 (US$m)
761
At 31 December 2014 (ZARm)
9 424
At 31 December 2014 (US$m)
815
Harmony ordinary shares and ADR prices
12-month high (1 April 2014 – 31 March 2015)
for ordinary shares
35.60
12-month low (1 April 2014 – 31 March 2015)
for ordinary shares
17.00
12-month high (1 April 2014 – 31 March 2015)
for ADRs
3.34
12-month low (1 April 2014 – 31 March 2015)
for ADRs
1.56
Free float
100%
ADR ratio
1:1
JSE Limited
HAR
Range for quarter
(2 January – 31 March 2015 closing prices)
R20.47 – R35.50
Average daily volume for the quarter
(2 January – 31 March 2015)
1 473 990 shares
Range for quarter
(1 October– 31 December 2014 closing prices)
R17.00 – R24.15
Average daily volume for the quarter
(1 October– 31 December 2014)
2 977 951 shares
New York Stock Exchange including other
US trading platforms
HMY
Range for quarter
(2 January 2015 – 31 March 2015 closing prices)
US$1.69 – US$3.14
Average daily volume for the quarter
(2 January– 31 March 2015)
3 473 101
Range for quarter
(1 October– 31 December 2014 closing prices)
US$1.56 – US$2.20
Average daily volume for the quarter
(1 October– 31 December 2014)
4 492 693
Investors’ calendar
2015
Q3 FY15 presentation
(webcast and conference call only)
8 May 2015
Q4 FY15 live presentation from Johannesburg
18 August 2015
Q1 FY15 presentation
(webcast and conference call only)
5 November 2015
Annual General Meeting
26 November 2015

CHIEF EXECUTIVE OFFICER’S REVIEW
1.   Safety
Following a fatality free December 2014 quarter in
South  Africa, it is with regret that I report two fatalities at our South African operations during the March 2015
quarter. Our  sincere condolences go to the families and
friends of Mosoeu Ntsutheleng (contractor team leader at
Kusasalethu) and Michael Chobeng (development team
leader at Masimong).
On 22 February 2015 we had an underground fire at
Kusasalethu. I am grateful to report that all of the 486
underground employees were safely brought to surface.
2.   Gold market
During the March 2015 quarter the average US dollar
gold price received increased by 2% to US$1 220/oz
(Dec 14: US$1 200/oz). The increase in the gold price during the March 2015 quarter combined with the weakening
of the rand against the dollar to R11.74/US$ (Dec 14:
R11.22/US$), resulted in an increase in the rand gold price
received to R460 569/kg (Dec 14: R432 963/kg). We believe
that the gold price will remain at current levels for some time to come.
3.   Operational results
Gold production for the March 2015 quarter was impacted
by slow start-ups after the December 2014 holidays, as
well as safety stoppages. As a result, gold production was
10% (817 kilograms) lower at 7 642 kilograms in the March
2015 quarter compared to the December 2014 quarter
(8 459 kilograms).
Our focus is on ensuring that our mines are safe and
profitable. Target 3 has been closed, we have stopped
the Phakisa decline, the restructuring of Kusasalethu was
completed during the quarter and we continue to monitor
each of our mines closely.
During the March 2015 quarter Kusasalethu showed an
increase in grade and a reduction in costs. Tonnes mined
were less than planned due to a fatal accident and a fire
during the quarter.
A fatal accident early in the quarter and an underground fire at Masimong impacted negatively on volume. Following two
loss-making quarters, it was decided to scale down ore body
development at Masimong in an effort to restore the mine to
profitability. The plan has already been partially implemented and will impact on the life of mine - we expect that the life of mine will be shortened to about 2 years.
Doornkop’s performance was disappointing due to grade
and volume constraints. Doornkop posted a net loss in the
last three quarters and we are investigating alternatives to return the mine to profitability, which includes restructuring.
At Hiddden Valley a revised life of mine plan is being
considered with reduced stripping requirements, which will
enhance cash generation in the short term. Cost reduction
initiatives being pursued at the mine includes revising the
organisational structure. An operational improvement
program has also been launched, with a specific focus on
mining and maintenance discipline.
After recording three very good production quarters,
unexpected low grades and poor ground conditions at
Tshepong resulted in lower production during the March
2015 quarter. The crews had to be moved to mainly ledging
and over-stoping areas. During the quarter new stope faces
were established and the outlook for the June 2015 quarter
on both volume and grade is positive.
4.   Financial results
Despite lower gold production, production profit increased
by 4% to R643 million in the March 2015 quarter compared
to R618 million in the previous quarter, mainly due to a 10%
decrease in operating costs supported by a 6% increase in
the average gold price received.
Cash operating cost for the March 2015 quarter decreased
by 4% when compared to the previous quarter, as a result
of a decrease in the costs of consumables and labour. The
restructuring at Kusasalethu was completed and the full cost saving will be realised in the June 2015 quarter. Kusasalethu’s cost for the March 2015 quarter decreased by 8% when
compared to the December 2014 quarter. Total capital
expenditure for the March 2015 quarter decreased by 15%
to R583 million.
Revenue
Revenue decreased by R287 million (8%) to R3 428 million as
a result of the 13% decrease in gold sold to 7 444kg, which
was partially offset by a 6% increase in the rand gold price received at R460 569/kg in the March 2015 quarter.
Production costs
The decrease in production costs in the March 2015 quarter is mainly as a result of the gold stock increase of R178 million, a decrease in consumables of R91 million due to lower
production and a decrease in labour costs of R26 million as
a result of the restructuring of our South African operations during the quarter.
Other items
Other items included in cost of sales decreased to R63 million in the March 2015 quarter. Restructuring cost related to
employee termination was largely accounted for in the
December 2014 quarter.
Exploration expenditure
The decrease in exploration expenditure in the March
2015 quarter is due to the capitalisation of the Golpu
feasibility study costs, following the approval of the updated prefeasibility by the Harmony board in December 2014. The
project has progressed to the final feasibility study stage.
Other expenses – net
The increase to R127 million in expenses in the March 2015
quarter is mainly due to the foreign exchange translation
loss of R118 million recorded on the US$ borrowings. The
rand weakened from US$/R11.57 at 31 December 2014 to
US$/R12.17 at 31 March 2015.

Harmony Gold Mining Company Limited
Results for the third quarter FY15 and nine months ended 31 March 2015

Borrowings
Borrowings decreased by R261 million. The US$300 million
syndicated loan (US$270 million drawn) was refinanced
by a new revolving credit facility of up to US$250 million,
of which US$205  million was committed and utilised at
31 March 2015. R400 million was drawn down on the R1.3
billion Nedbank facility.
5.   Employee relations
We live our 5 values – safety, accountability, achievement,
being connected and being honest. Our pro-active
communication campaign is focused on keeping our
employees informed about the state of the mine they work
at as well as the health of Harmony. We engage with all the
unions – whether formally recognised or not.
5.1   Section 189A restructuring processes
The Kusasalethu Section 189A process was concluded in
February 2015.
Action
Employees
Transfer to other operations 359
Voluntary retrenchments 223
Compulsory retrenchments 224
Outside contractors replacements 227
Retained to fill vacancies on the mine 195
Medical cases and other 43
Total
1 271
During the June 2015 quarter operational restructuring will
take place at Masimong, Doornkop and Hidden Valley. These
processes will most likely include a Section 189A process.
Labour will be reduced by approximately 400 employees at
Masimong during the June 2015 quarter.
5.2   Preparations for the 2015 wage negotiations
As the current wage agreement concludes at  the end of June
2015, preparations for wage negotiations are well underway,
with the primary gold producers (representing close on 80%
of employees in the gold industry) bargaining centrally
under the auspices of the Chamber of Mines. In addition to
centralised negotiations, much emphasis has been placed on
direct engagement with employees and unions during the
past two years and particularly in fostering an understanding of the economic circumstances of the sector as a whole and
Harmony’s mines specifically.
What is clear is that high increases and indeed industrial
action will lead to downscaling of operations and even
closure of vulnerable mines.  Job losses would be inevitable.
In engaging with unions in the coming months, we
will be proposing an Economic and Social Compact,
the fundamental principles of which are partnerships,
sustainability and job retention. Rather than simply tabling and acceding to demands which typically characterises
positional bargaining, we will be seeking to agree a set of
mutually binding principles that spells out the obligations, rights and responsibilities of the companies and organised
labour. Wages and conditions of service will be only one
aspect of this Compact. Stakeholders will be apprised of
progress as negotiations progress.
6.   Mining Charter
On 31 March 2015 the Minister of Mineral Resources (DMR),
Minister Advocate Ngoako Ramatlhodi, announced the
Department of Mineral Resources’ assessment of the mining
industry’s compliance with the Mining Charter.
Harmony acknowledges the DMR’s account of the mining
industry’s success in achieving these targets and recognises the role of the mining industry as a driver of growth and
development in South Africa. There is a difference of opinion, however, between the mining companies and the DMR in
how some black economic empowerment (BEE) transactions
are recognised. To this end, the DMR and the mining industry have agreed to jointly seek a ‘declaratory order’ from a South
African court to ensure the correct interpretation of the
rules governing the BEE component of the Charter. This is a
proactive and necessary step to promote regulatory certainty for the mining industry and commenced in April 2015.
Harmony will continue its journey to cement its future in
South Africa – pro-actively participating in transforming the
South African mining industry – committed to identifying
other opportunities to further facilitate HDSA (Historically disadvantaged South Africans) ownership, transform our
workforce, invest in developing South Africans and create
opportunities for small business entrepreneurs. Harmony’s
presence in South Africa is real and lasting and so will our legacy be.
Harmony believes that its performance in terms of each of
the nine pillars set out in the Mining Charter illustrates that it does more than just comply. The nine pillars of the Charter are: reporting, ownership, housing and living conditions,
procurement and enterprise development, employment
equity, human resources development, mine community
development, sustainable development and growth and
beneficiation.
7.   Golpu
Work on both the Feasibility Study for stage one and the
Prefeasibility Study for stage two continued during the
quarter. Stage one targets the upper higher value portion of the ore body. Stage two will encompass the rest of the ore
reserve. Both studies are scheduled to be completed by the
end of calendar year 2015.

The organisation structure for the Wafi-Golpu team has been
completed and recruitment has commenced. Negotiation of
the terms of a Pre Mine Development Agreement (PDMA) is
in progress with the government and is intended to cover
fiscal stability, regulatory stability and a framework for the mine development contract. Commencement of advanced
exploration is dependent on PDMA progress and board
approval.
8.   Conclusion
We have responded to a lower gold price, first by rationalising our assets and then restructuring our portfolio – cutting
costs, reducing labour numbers and focusing on mining only
safe, profitable ounces. During the next couple of months
we will continue to improve the performance of our assets
and restructure Masimong, Doornkop and Hidden Valley for
profitability. We are assessing ways of funding Golpu and
unlocking the true value of each of our assets, which will
ensure shareholder returns in the long term.
Graham Briggs
Chief Executive Officer

Harmony Gold Mining Company Limited
Results for the third quarter FY15 and nine months ended 31 March 2015

SA RAND RESULTS
FOR THE THIRD QUARTER AND NINE
MONTHS ENDED
31 MARCH 2015
Q3 FY15

Harmony Gold Mining Company Limited
Results for the third quarter FY15 and nine months ended 31 March 2015

7
OPERATING RESULTS (RAND/METRIC) (US$/IMPERIAL)
Three
months
ended
South Africa
Hidden
Valley
Total
Harmony
Underground production
Surface production
Total
South
Africa
Kusasalethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1
Bambanani
Joel
Unisel
Target 3
Total
Underground
Phoenix
Dumps
Kalgold
Total
Surface
Ore milled
– t’000
Mar-15
197
156
158
211
144
175
55
127
96
–
1 319
1 500
751
346
2 597
3 916
469
4 385
Dec-14 186 162 142 269 188 203 56 139 111 9 1 465 1 555 666 366 2 587 4 052 384 4 436
Gold produced
– kg
Mar-15
929
650
760
869
528
827
748
563
387
–
6 261
204
222
270
696
6 957
685
7 642
Dec-14 775 727 773 1 210 705 1 010 664 629 471 41 7 005 223 218 343 784 7 789 670 8 459
Gold produced
– oz
Mar-15
29 868
20 898
24 435
27 939
16 976
26 589
24 049
18 101
12 442
–
201 297
6 559
7 137
8 681
22 377
223 674
22 023
245 697
Dec-14 24 917 23 374 24 852 38 902 22 666 32 472 21 348 20 223 15 143 1 318 225 215 7 170 7 009 11 028 25 207 250 422 21 541 271 963
Yield
– g/tonne
Mar-15
4.72
4.17
4.81
4.12
3.67
4.73
13.60
4.43
4.03
–
4.75
0.14
0.30
0.78
0.27
1.78
1.46
1.74
Dec-14 4.17 4.49 5.44 4.50 3.75 4.98 11.86 4.53 4.24 4.56 4.78 0.14 0.33 0.94 0.30 1.92 1.74 1.91
Cash operating
costs
– R/kg
Mar-15
453 214
407 286
377 879
438 522
436 333
336 706
227 365
311 538
435 292
–
379 620
340 902
394 122
386 496
375 565
379 214
364 561
377 901
Dec-14 590 241 360 688 369 639 327 527 351 210 283 716 252 893 294 693 346 295 386 049 352 329 317 238 376 101 362 942 353 601 352 457 411 216 357 111
Cash operating
costs
– $/oz
Mar-15
1 201
1 079
1 001
1 162
1 156
892
602
825
1 153
–
1 006
903
1 044
1 024
995
1 005
966
1 001
Dec-14 1 636 1 000 1 025 908 973 786 701 817 960 1 071 977 879 1 042 1 006 980 977 1 140 990
Cash operating
costs
– R/tonne
Mar-15
2 137
1 697
1 818
1 806
1 600
1 591
3 092
1 381
1 755
–
1 802
46
117
302
101
674
532
659
Dec-14 2 459 1 619 2 012 1 473 1 317 1 412 2 999 1 334 1 469 1 759 1 685 45 123 340 107 678 717 681
Gold sold
– Kg
Mar-15
976
625
755
864
524
834
743
467
384
–
6 172
194
216
274
684
6 856
588
7 444
Dec-14 844 716 774 1 211 705 992 665 655 472 40 7 074 221 215 324 760 7 834 746 8 580
Gold sold
– oz
Mar-15
31 379
20 094
24 274
27 778
16 847
26 814
23 888
15 014
12 346
–
198 434
6 237
6 945
8 809
21 991
220 425
18 905
239 330
Dec-14 27 135 23 020 24 885 38 934 22 666 31 893 21 380 21 059 15 175 1 286 227 433 7 105 6 912 10 417 24 434 251 867 23 984 275 851
Revenue
(R’000)
Mar-15
449 192
286 954
347 963
397 885
241 539
383 403
342 479
215 451
177 009
–
2 841 875
89 524
99 852
126 033
315 409
3 157 284
271 190
3 428 474
Dec-14 368 922 310 710 334 833 523 472 305 679 428 602 288 451 283 735 204 258 17 519 3 066 181 95 610 92 441 139 917 327 968 3 394 149 320 670 3 714 819
Cash operating
costs
(R’000)
Mar-15
421 036
264 736
287 188
381 076
230 384
278 456
170 069
175 396
168 458
–
2 376 799
69 544
87 495
104 354
261 393
2 638 192
249 724
2 887 916
Dec-14 457 437 262 220 285 731 396 308 247 603 286 553 167 921 185 362 163 105 15 828 2 468 068 70 744 81 990 124 489 277 223 2 745 291 275 515 3 020 806
Inventory
movement
(R’000)
Mar-15
22 301
(12 984)
(5 512)
405
(366)
(1 941)
(7 424)
(33 009)
(1 209)
–
(39 739)
(4 194)
(2 922)
(307)
(7 423)
(47 162)
(55 513)
(102 675)
Dec-14 24 957 (5 034) 5 278 1 831 2 797 (2 277) 4 359 11 097 2 143 (321) 44 830 (319) (393) (4 271) (4 983) 39 847 35 755 75 602
Operating costs
(R’000)
Mar-15
443 337
251 752
281 676
381 481
230 018
276 515
162 645
142 387
167 249
–
2 337 060
65 350
84 573
104 047
253 970
2 591 030
194 211
2 785 241
Dec-14 482 394 257 186 291 009 398 139 250 400 284 276 172 280 196 459 165 248 15 507 2 512 898 70 425 81 597 120 218 272 240 2 785 138 311 270 3 096 408
Production profit    (R’000)
Mar-15
5 855
35 202
66 287
16 404
11 521
106 888
179 834
73 064
9 760
–
504 815
24 174
15 279
21 986
61 439
566 254
76 979
643 233
Dec-14 (113 472) 53 524 43 824 125 333 55 279 144 326 116 171 87 276 39 010 2 012 553 283 25 185 10 844 19 699 55 728 609 011 9 400 618 411
Production profit     ($’000)
Mar-15
499 2 999 5 646 1 397 981 9 103 15 316 6 223 831 – 42 995 2 058 1 302 1 873 5 233 48 228 6 556 54 784
Dec-14 (10 112) 4 770 3 905 11 170 4 927 12 862 10 353 7 777 3 476 179 49 307 2 244 967 1 756 4 967 54 274 838 55 112
Capital
expenditure
(R’000)
Mar-15
102 713
58 658
93 945
69 942
42 563
73 715
23 860
41 929
18 591
–
525 916
1 450
1 592
13 519
16 561
542 477
40 685
583 162
Dec-14 122 185 73 259 127 836 87 070 48 441 69 120 39 338 59 654 31 380 – 658 283 414 2 487 8 770 11 671 669 954 11 814 681 768
Capital
expenditure
($’000)
Mar-15
8 748
4 996
8 001
5 957
3 625
6 278
2 032
3 571
1 583
–
44 791
123
136
1 151
1 410
46 201
3 465
49 666
Dec-14 10 888 6 528 11 392 7 759 4 317 6 160 3 506 5 316 2 796 – 58 662 37 222 782 1 041 59 703 1 053 60 756
Cash operating
cost and capital
– R/kg
Mar-15
563 777
497 529
501 491
519 008
516 945
425 842
259 263
386 012
483 331
–
463 618
348 010
401 293
436 567
399 359
457 190
423 955
454 211
Dec-14 747 899 461 457 535 016 399 486 419 921 352 151 312 137 389 533 412 919 386 049 446 303 319 094 387 509 388 510 368 487 438 470 428 849 437 708
Cash operating
cost and capital
– $/oz
Mar-15
1 493
1 318
1 328
1 375
1 369
1 128
687
1 022
1 280
–
1 228
922
1 063
1 156
1 058
1 211
1 123
1 203
Dec-14 2 073 1 279 1 483 1 107 1 164 976 865 1 080 1 144 1 071 1 237 884 1 074 1 077 1 021 1 215 1 189 1 213
All-in sustaining
costs
– R/kg
Mar-15
580 834
506 937
505 086
541 040
543 497
428 593
257 253
365 686
506 655
–
474 925
344 328
405 970
446 887
404 878
467 456
561 306
474 873
Dec-14 743 336 470 383 503 210 416 470 443 880 374 820 303 254 376 107 435 600 405 170 454 139 320 538 404 276 414 402 384 243 447 513 535 921 455 202
All-in sustaining
costs
– $/oz
Mar-15
1 539
1 343
1 338
1 433
1 440
1 135
681
969
1 342
–
1 258
912
1 075
1 184
1 073
1 238
1 482
1 258
Dec-14 2 060 1 304 1 395 1 154 1 230 1 039 841 1 042 1 207 1 123 1 259 889 1 121 1 149 1 065 1 240 1 486 1 262

CONDENSED CONSOLIDATED INCOME STATEMENTS (RAND)
Figures in million
Note
Quarter ended
Nine months ended
30 June
2014
(Audited)
31 March
2015
(Unaudited)
31 December
2014
(Unaudited)
31 March
2014
(Unaudited)
31 March
2015
(Unaudited)
31 March
2014
(Unaudited)
Revenue
3 428
3 715 3 830
11 574
11 919
15 682
Cost of sales 2
(3 444)
(3 970) (3 595)
(11 735)
(11 147)
(16 088)
Production costs
(2 785)
(3 096) (2 906)
(9 400)
(8 973)
(11 888)
Amortisation and depreciation
(596)
(602) (475)
(1 848)
(1 617)
(2 143)
Impairment of assets
–
– (29)
–
(29)
(1 439)
Other items
(63)
(272) (185)
(487)
(528)
(618)
Gross (loss)/profit
(16)
(255) 235
(161)
772
(406)
Corporate, administration and other
expenditure
(90)
(83) (109)
(284)
(319)
(430)
Social investment expenditure
(20)
(15) (8)
(59)
(67)
(88)
Exploration expenditure 4
(39)
(95) (90)
(219)
(344)
(458)
(Loss)/profit on sale of property,
plant and equipment
(1)
1 –
–
–
30
Loss on scrapping of property,
plant and equipment
5
–
(430) –
(430)
–
–
Other expenses (net) 7
(127)
(52) (22)
(366)
(161)
(208)
Operating (loss)/profit
(293)
(929) 6
(1 519)
(119)
(1 560)
Profit/(loss) from associates 6
–
– 10
–
17
(109)
(Impairment)/profit on disposal of
investments
–
– –
–
(7)
7
Net gain on financial instruments
7
8 25
24
138
170
Investment income
61
59 64
171
159
220
Finance cost
(71)
(67) (59)
(202)
(176)
(277)
(Loss)/profit before taxation
(296)
(929) 46
(1 526)
12
(1 549)
Taxation
33
73 (15)
142
(59)
279
Normal taxation
3
(4) 24
–
(25)
(24)
Deferred taxation
30
77 (39)
142
(34)
303
Net (loss)/profit for the period
(263)
(856) 31
(1 384)
(47)
(1 270)
Attributable to:
Owners of the parent
(263)
(856) 31
(1 384)
(47)
(1 270)
(Loss)/earnings per ordinary share
(cents)
3
Basic (loss)/earnings
(61)
(197) 7
(319)
(11)
(293)
Diluted (loss)/earnings
(61)
(197) 7
(319)
(11)
(293)
The accompanying notes are an integral part of these condensed consolidated financial statements.

Harmony Gold Mining Company Limited
Results for the third quarter FY15 and nine months ended 31 March 2015

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (RAND)
The condensed consolidated financial statements for the nine months ended 31 March 2015 have been prepared by
 Harmony Gold Mining Company Limited’s corporate reporting team headed by Herman Perry. This process was supervised by the financial director,
Frank Abbott and approved by the board of Harmony Gold Mining Company Limited. These financial statements have not been audited or independently reviewed.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (RAND)
for the nine months ended 31 March 2015 (unaudited)
Figures in million
Quarter ended
Nine months ended
30 June
2014
(Audited)
31 March
2015
(Unaudited)
31 December
2014
(Unaudited)
31 March
2014
(Unaudited)
31 March
2015
(Unaudited)
31 March
2014
(Unaudited)
Net (loss)/profit for the period
(263)
(856) 31
(1 384)
(47)
(1 270)
Other comprehensive income/(loss) for the
period, net of income tax
73
(114) (416)
138
(733)
(140)
Items that may be reclassified subsequently
to profit or loss:
73
(114) (416)
138
(733)
(109)
Foreign exchange translation
73
(114) (421)
138
(745)
(108)
Movements on investments
–
– 5
–
12
(1)
Items that will not be reclassified to profit
or loss:
–
– –
–
–
(31)
Actuarial loss recognised during the year
–
– –
–
–
(38)
Deferred taxation thereon
–
– –
–
–
7
Total comprehensive loss for the period
(190)
(970) (385)
(1 246)
(780)
(1 410)
Attributable to:
Owners of the parent
(190)
(970) (385)
(1 246)
(780)
(1 410)
The accompanying notes are an integral part of these condensed consolidated financial statements.
Figures in million
Share
capital
Other
reserves
(Accumulated
loss)/retained
earnings
Total
Balance – 30 June 2014
28 325
3 539
(822)
31 042
Share-based payments
–
156
–
156
Net loss for the period
–
–
(1 384)
(1 384)
Other comprehensive income for the period
–
138
–
138
Balance – 31 March 2015
28 325
3 833
(2 206)
29 952
Balance – 30 June 2013 28 325 3 442 448 32 215
Share-based payments – 198 – 198
Net loss for the period – – (47) (47)
Other comprehensive loss for the period – (733) – (733)
Balance – 31 March 2014 28 325 2 907 401 31 633
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS (RAND)
Figures in million
Note
At
31 March
2015
(Unaudited)
At
31 December
2014
(Unaudited)
At
30 June
2014
(Audited)
At
31 March
2014
(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment
5
33 018
32 843 33 069
32 400
Intangible assets
885
883 886
2 194
Restricted cash
45
42 42
40
Restricted investments
2 375
2 366 2 299
2 225
Deferred tax assets
66
71 81
84
Investments in associates 6
–
– –
125
Loan to associate 6
124
120 –
–
Investments in financial assets
5
5 4
4
Inventories
50
50 50
57
Total non-current assets
36 568
36 380 36 431
37 129
Current assets
Inventories
1 453
1 337 1 534
1 306
Trade and other receivables
854
822 951
900
Income and mining taxes
28
43 110
141
Restricted cash
15
15 15
15
Cash and cash equivalents
701
1 374 1 829
2 008
3 051
3 591 4 439
4 370
Non-current assets and assets of disposal groups classified as held for sale
–
– –
51
Total current assets
3 051
3 591 4 439
4 421
Total assets
39 619
39 971 40 870
41 550
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
28 325
28 325 28 325
28 325
Other reserves
3 833
3 733 3 539
2 907
(Accumulated loss)/retained earnings
(2 206)
(1 944) (822)
401
Total equity
29 952
30 114 31 042
31 633
Non-current liabilities
Deferred tax liabilities
2 528
2 562 2 680
3 029
Provision for environmental rehabilitation
2 216
2 170 2 098
2 020
Retirement benefit obligation
258
255 247
205
Other non-current liabilities
33
42 95
67
Borrowings 7
2 860
– 2 860
2 843
Total non-current liabilities
7 895
5 029 7 980
8 164
Current liabilities
Borrowings
7
–
3 121 –
–
Income and mining taxes
8
– –
3
Trade and other payables
1 764
1 707 1 848
1 750
Total current liabilities
1 772
4 828 1 848
1 753
Total equity and liabilities
39 619
39 971 40 870
41 550
The accompanying notes are an integral part of these condensed consolidated financial statements.

Harmony Gold Mining Company Limited
Results for the third quarter FY15 and nine months ended 31 March 2015

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (RAND)
Figures in million
Quarter ended
Nine months ended
Year ended
30 June
2014
(Audited)
31 March
2015
(Unaudited)
31 December
2014
(Unaudited)
31 March
2014
(Unaudited)
Restated*
31 March
2015
(Unaudited)
31 March
2014
(Unaudited)
Restated
#
Cash flow from operating activities
Cash generated/(utilised) by operations
353
(64) 783
1 360
1 814
2 247
Interest and dividends received
21
30 34
76
92
139
Interest paid
(14)
(23) (39)
(60)
(89)
(121)
Income and mining taxes refunded/(paid)
26
39 –
90
(28)
3
Cash generated/(utilised) by
operating activities
386
(18) 778
1 466
1 789
2 268
Cash flow from investing activities
Decrease/(increase) in restricted cash
12
(4) (3)
12
(3)
(6)
Decrease/(increase) in restricted investments
19
– –
20
–
(24)
Proceeds on disposal of investments
–
– –
–
–
51
Loan to associate
–
(120) –
(120)
–
–
Other investing activities
–
– –
–
(10)
–
Net additions to property,
plant and equipment
1
(710)
(748) (627)
(2 109)
(1 962)
(2 661)
Cash utilised by investing activities
(679)
(872) (630)
(2 197)
(1 975)
(2 640)
Cash flow from financing activities
Borrowings raised
400
– –
400
612
612
Borrowings repaid
(782)
– (462)
(782)
(468)
(468)
Cash (utilised)/generated by
financing activities
(382)
– (462)
(382)
144
144
Foreign currency translation
adjustments
2
(17) (1)
(15)
(39)
(32)
Net decrease in cash and cash equivalents
(673)
(907) (315)
(1 128)
(81)
(260)
Cash and cash equivalents
– beginning of period
1 374
2 281 2 323
1 829
2 089
2 089
Cash and cash equivalents
– end of period
701
1 374 2 008
701
2 008
1 829
1
Net additions to property, plant and equipment includes:
Figures in million
Quarter ended
Nine months ended
Year ended
30 June
2014
31 March
2015
31 December
2014
31 March
2014
31 March
2015
31 March
2014
Capital and capitalised exploration and evaluation
expenditure for Wafi-Golpu
40
–
–
54
–
12
Additions resulting from stripping activities
at Hidden Valley
85
65
28
183
112
120
*  For the March 2014 quarter: Cash generated by operating activities previously reported as R750 million restated to R778 million. Cash utilised by investing activities previously reported as (R602 million) restated to (R630 million). This is mainly related to the change in accounting policy for IFRIC 20.
#
  For the nine months ended 31 March 2014: Cash generated by operating activities previously reported as R1 668 million restated to R1 789 million. Cash utilised by investing activities previously reported as (R1 854 million) restated to (R1 975 million). This is mainly related to the change in accounting policy for IFRIC 20.
The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the nine months ended 31 March 2015 (Rand)
1.
Accounting policies
Basis of accounting
The condensed consolidated financial statements for the nine months ended 31 March 2015 have been prepared in accordance with IAS 34, Interim Financial Reporting, JSE Listings Requirements, SAICA Financial Reporting Guides as issued by the Accounting
Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council, and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2014, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting
Standards Board.
The following accounting standards, amendments to standards and new interpretations have been adopted with effect from
1 July 2014 and had no impact on the financial results of the group:
IFRSs Annual Improvements 2010 – 2012 Cycle
IAS 32 Amendment – Presentation – Offsetting Financial Assets and Financial Liabilities
IAS 36 Amendment – Impairment of Assets – Recoverable amount disclosures for non-financial assets
IFRIC 21 Levies
2.
Cost of sales
Figures in million
Quarter ended
Nine months ended
Year ended
30 June
2014
(Audited)
31 March
2015
(Unaudited)
31 December
2014
(Unaudited)
31 March
2014
(Unaudited)
31 March
2015
(Unaudited)
31 March
2014
(Unaudited)
Production costs – excluding royalty
2 759
3 074 2 881
9 320
8 871
11 761
Royalty expense
26
22 25
80
102
127
Amortisation and depreciation
596
602 475
1 848
1 617
2 143
Impairment of assets
–
– 29
–
29
1 439
Rehabilitation expenditure
1
15
5 17
34
17
8
Care and maintenance cost of
restructured shafts
20
20 16
57
51
66
Employment termination and
restructuring (credit)/costs
2
(3)
182 90
227
234
274
Share-based payments
32
66 62
171
227
270
Other
(1)
(1) –
(2)
(1)
–
Total cost of sales
3 444
3 970 3 595
11 735
11 147
16 088
1
  Included in the December 2014 quarter is a credit of R11 million as a result of work performed in the Free State and at Deelkraal, resulting in a reduction in the rehabilitation liability.
2
 The March 2015 quarter total includes a credit for Kusasalethu following the conclusion of the Section 189A process during the quarter. The December 2014 quarter total includes amounts relating to management retrenchments and retrenchment of employees at Target 3, Ernest Oppenheimer Hospital and a provision for Kusasalethu.

Harmony Gold Mining Company Limited
Results for the third quarter FY15 and nine months ended 31 March 2015

3.
(Loss)/earnings per share
Quarter ended
Nine months ended
Year ended
30 June
2014
(Audited)
31 March
2015
(Unaudited)
31 December
2014
(Unaudited)
31 March
2014
(Unaudited)
31 March
2015
(Unaudited)
31 March
2014
(Unaudited)
Weighted average number of shares
(million)
434.4
434.2 433.3
434.2
433.0
433.2
Weighted average number of diluted
shares (million)
439.5
435.2 434.3
437.3
434.4
434.7
Total (loss)/earnings per share
(cents):
Basic (loss)/earnings
(61)
(197) 7
(319)
(11)
(293)
Diluted (loss)/earnings
(61)
(197) 7
(319)
(11)
(293)
Headline (loss)/earnings
(60)
(114) 12
(236)
(4)
26
Diluted headline (loss)/earnings
(60)
(114) 12
(236)
(4)
26
Figures in million
Reconciliation of headline
(loss)/earnings:
Net (loss)/profit
(263)
(856) 31
(1 384)
(47)
(1 270)
Adjusted for:
Impairment/(profit on disposal)
of investments
1
–
– –
–
7
(7)
Impairment of assets
–
– 29
–
29
1 439
Taxation effect on impairment
of assets
–
– (8)
–
(8)
(24)
Loss/(profit) on sale of property,
plant and equipment
1
(1) –
–
–
(30)
Taxation effect of profit on sale
of property, plant and equipment
–
– –
–
–
6
Loss on scrapping of property,
plant and equipment
–
430 –
430
–
–
Taxation effect on loss of scrapping
of property, plant and equipment
–
(69) –
(69)
–
–
Headline (loss)/earnings
(262)
(496) 52
(1 023)
(19)
114
1
  There is no taxation effect on these items.
4.
Exploration expenditure
The Harmony board approved the updated Golpu project prefeasibility study in December 2014. The approval and the progression to the final feasibility study stage, demonstrates the technical and commercial viability of the Golpu project and as a result Harmony started capitalising project exploration and evaluation expenditure in respect of the Golpu project in the March 2015 quarter.
5.
Loss on scrapping of property, plant and equipment
As reported last quarter, management embarked on a life-of-mine optimisation process in respect of the South African operations which was finalised at the end of the December 2014 quarter. The optimisation ensured greater focus on mining profitable and higher grade areas at our operations and therefore resulted in the abandonment of lower grade and unprofitable areas from the life-of-mine plan for most of the operations.
In the case of Kusasalethu and Masimong, the optimisation led to the abandonment of levels and areas with a carrying value. The abandonment of these areas resulted in the derecognition of property, plant and equipment as no future economic benefits are expected from their use or disposal and a loss on scrapping of property, plant and equipment of R214 million on Kusasalethu and
R216 million on Masimong was recorded in the December 2014 quarter.
6.
Investment in associate
Harmony holds a 10.38% share in Rand Refinery Proprietary Limited (Rand Refinery). Due to the issues experienced at Rand Refinery following the implementation of a new Enterprise Resource Planning (ERP) system on 1 April 2013, Harmony provided for its full share of loss for the inventory discrepancy and recognised a R127 million loss in the June 2014 quarter.
As a precautionary measure following the challenges experienced by the implementation of the software system, Rand Refinery's shareholders have extended Rand Refinery an irrevocable, subordinated loan facility of up to R1.2 billion. The facility is convertible to equity after a period of two years. The agreements relating to the facility were signed on 23 July 2014.
During the December 2014 quarter, Rand Refinery Proprietary Limited drew down R1.02 billion on the shareholders loan. Harmony’s portion of the shareholders’ loan was R120 million. Interest on the facility is JIBAR plus a margin of 3.5%.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
for the nine months ended 31 March 2015 (Rand)
7.     Borrowings
During the March 2015 quarter, the US$300 million syndicated revolving credit facility (US$270 million drawn) was refinanced by a new revolving credit facility of US$250 million. R400 million was drawn down on the R1.3 billion Nedbank revolving credit facility during the March 2015 quarter.
US$ facility
Rand facility
Figures in million
US dollar
SA rand
Borrowings summary
Facility
250 1 300
Drawn down 205 400
Undrawn committed borrowing facilities 45 900
Maturity February 2018 December 2016
A foreign exchange translation loss of R118 million was recorded in the March 2015 quarter (December 2014 quarter: R69 million)
increasing the borrowings balance and Other expenses (net).
8.
Financial risk management activities
Fair value determination
The following table presents the group's assets and liabilities that are measured at fair value by level within the fair value hierarchy:
Level 1: Quoted prices (unadjusted) in active markets for identical assets;
Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is, derived from prices);
Level 3: Inputs for the asset that are not based on observable market data (that is, unobservable inputs).
Figures in million
At
31 March
2015
(Unaudited)
At
31 December
2014
(Unaudited)
At
30 June
2014
(Audited)
At
31 March
2014
(Unaudited)
Available-for-sale financial assets
1
Level 1
–
– –
51
Level 2
–
– –
–
Level 3
5
5 4
4
Fair value through profit or loss
2
Level 1
–
– –
–
Level 2
155
375 798
768
Level 3
–
– –
–
1
  Level 1 fair values are directly derived from actively traded shares on the JSE.
Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis.
2
  The majority of the level 2 fair values are directly derived from the Shareholders Weighted Top 40 index (SWIX 40) on the JSE, and are discounted at market interest rate.
9.
Commitments and contingencies
Figures in million
At
31 March
2015
(Unaudited)
At
31 December
2014
(Unaudited)
At
30 June
2014
(Audited)
At
31 March
2014
(Unaudited)
Capital expenditure commitments:
Contracts for capital expenditure
196
172 157
245
Authorised by the directors but not contracted for
877
1 646 519
491
1 073
1 818 676
736
This expenditure will be financed from existing resources and, where appropriate, borrowings.
Contingent liabilities
For a detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended
30 June 2014, available on the group's website (www.harmony.co.za). There were no significant changes in contingencies since
30 June 2014.

Harmony Gold Mining Company Limited
Results for the third quarter FY15 and nine months ended 31 March 2015

10.    Related parties
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. There were no transactions with related parties during the nine months ended 31 March 2015.
11.    Subsequent events
There were no subsequent events to report.
12.    Segment report
The segment report follows on page 17.
13.    Reconciliation of segment information to condensed consolidated income statements and balance sheets
Figures in million
Nine months ended
31 March
2015
(Unaudited)
31 March
2014
(Unaudited)
The “Reconciliation of segment information to condensed consolidated financial statements”
line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report:
Reconciliation of production profit to gross (loss)/profit
Total segment revenue
11 574
11 919
Total segment production costs
(9 400)
(8 973)
Production profit per segment report
2 174
2 946
Depreciation
(1 848)
(1 617)
Other cost of sales items
(487)
(557)
Gross (loss)/profit as per income statements
1
(161)
772
1
The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.
Figures in million
At
31 March
2015
(Unaudited)
At
31 March
2014
(Unaudited)
Reconciliation of total segment mining assets to consolidated property, plant and equipment
Property, plant and equipment not allocated to a segment
Mining assets
765
821
Undeveloped property
5 139
5 139
Other non-mining assets
194
133
Wafi-Golpu assets
1 155
971
7 253
7 064

SEGMENT REPORT (RAND/METRIC)
for the nine months ended 31 March 2015 (unaudited)
Revenue
31 March
Production cost
31 March
Production
(loss)/profit
31 March
Mining assets
31 March
Capital
expenditure
#
31 March
Kilograms
produced
31 March
Tonnes milled
31 March
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
R million
R million
R million
R million
R million
kg
t'000
South Africa
Underground
Kusasalethu
1 454
1 466
1 508
1 363
(54)
103
3 583
3 539
349
366
3 038
3 341
673
857
Doornkop
907
930
818
854
89
76
3 304
3 385
187
178
1 996
2 071
454
576
Phakisa
1 068
952
871
786
197
166
4 609
4 622
307
264
2 388
2 213
458
431
Tshepong
1 408
1 305
1 187
1 024
221
281
4 022
3 914
241
218
3 157
3 035
739
700
Masimong
862
903
738
742
124
161
900
1 040
132
122
1 931
2 102
517
514
Target 1
1 296
1 466
872
747
424
719
2 816
2 736
216
214
2 879
3 495
561
565
Bambanani
(a)
959
1 040
509
513
450
527
839
844
88
88
2 139
2 419
170
190
Joel
779
756
561
508
218
248
539
379
132
108
1 725
1 716
412
396
Unisel
597
622
510
452
87
170
608
662
79
62
1 335
1 446
321
310
Target 3
(b)
222
459
177
407
45
52
540
525
20
99
483
1 102
90
230
Surface
All other surface operations
1 022
961
837
735
185
226
481
469
36
33
2 261
2 215
7 822
7 841
Total South Africa
10 574
10 860
8 588
8 131
1 986
2 729
22 241
22 115
1 787
1 752
23 332
25 155
12 217
12 610
International
Hidden Valley
1 000
1 059
812
842
188
217
3 524
3 221
74
89
2 204
2 363
1 374
1 476
Total international
1 000
1 059
812
842
188
217
3 524
3 221
74
89
2 204
2 363
1 374
1 476
Total operations
11 574
11 919
9 400
8 973
2 174
2 946
25 765
25 336
1 861
1 841
25 536
27 518
13 591
14 086
Reconciliation of the segment
information to the condensed
consolidated financial statements
(refer to note 13)
7 253
7 064
11 574
11 919
9 400
8 973
33 018
32 400
#
Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of R54 million (2014: Rnil).
(a)
Includes Steyn 2 for the March 2014 amounts.
(b)
Target 3 was placed on care and maintenance at the beginning of the December 2014 quarter.

Harmony Gold Mining Company Limited
Results for the third quarter FY15 and nine months ended 31 March 2015

US$ RESULTS
FOR THE THIRD QUARTER
AND NINE MONTHS
ENDED
31 MARCH 2015
Q3 FY15

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)
(Convenience translation)
Figures in million
Quarter ended
Nine months ended
Year ended
30 June
2014
(Audited)
31 March
2015
(Unaudited)
31 December
2014
(Unaudited)
31 March
2014
(Unaudited)
31 March
2015
(Unaudited)
31 March
2014
(Unaudited)
Revenue
292
327 354
1 030
1 158
1 515
Cost of sales
(293)
(354) (332)
(1 043)
(1 082)
(1 549)
Production costs
(237)
(276) (268)
(836)
(871)
(1 148)
Amortisation and depreciation
(51)
(54) (44)
(164)
(157)
(207)
Impairment of assets
–
– (3)
–
(3)
(135)
Other items
(5)
(24) (17)
(43)
(51)
(59)
Gross (loss)/profit
(1)
(27) 22
(13)
76
(34)
Corporate, administration and
other expenditure
(8)
(8) (10)
(25)
(31)
(42)
Social investment expenditure
(2)
(1) (1)
(5)
(7)
(9)
Exploration expenditure
(3)
(8) (8)
(19)
(33)
(44)
Profit on sale of property,
plant and equipment
–
– –
–
–
3
Loss on scrapping of property,
plant and equipment
–
(38) –
(38)
–
–
Other expenses (net)
(11)
(5) (2)
(33)
(16)
(20)
Operating (loss)/profit
(25)
(87) 1
(133)
(11)
(146)
Profit/(loss) from associates
–
– 1
–
2
(10)
(Impairment)/profit on disposal
of investments
–
– –
–
(1)
1
Net gain on financial instruments
1
1 2
2
13
16
Investment income
5
6 6
15
15
21
Finance cost
(6)
(6) (5)
(18)
(17)
(27)
(Loss)/profit before taxation
(25)
(86) 5
(134)
1
(145)
Taxation
3
7 (2)
13
(5)
27
Normal taxation
–
– 2
–
(2)
(2)
Deferred taxation
3
7 (4)
13
(3)
29
Net (loss)/profit for the period
(22)
(79) 3
(121)
(4)
(118)
Attributable to:
Owners of the parent
(22)
(79) 3
(121)
(4)
(118)
(Loss)/profit per ordinary share (cents)
Basic (loss)/earnings
(5)
(18) 1
(28)
(1)
(27)
Diluted (loss)/earnings
(5)
(18) 1
(28)
(1)
(27)
The currency conversion average rates for the quarter ended: March 2015: US$1 = R11.74 (December 2014: US$1 = R11.22,
March 2014: US$1 = R10.83). For year ended: June 2014: US$1 = R10.35. Nine months ended: March 2015: US$1 = R11.24
(March 2014: US$1 = R10.30).
The income statement for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.

Harmony Gold Mining Company Limited
Results for the third quarter FY15 and nine months ended 31 March 2015

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)
(Convenience translation)
Note on convenience translations
Except where specific statements have been extracted from 2014 annual financial statements, the requirements of IAS 21,
The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the
 US Dollar financial statements presented on pages 19 to 23.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)
for the nine months ended 31 March 2015 (Convenience translation) (unaudited)
Figures in million
Quarter ended
Nine months ended
Year ended
30 June
2014
(Audited)
31 March
2015
(Unaudited)
31 December
2014
(Unaudited)
31 March
2014
(Unaudited)
31 March
2015
(Unaudited)
31 March
2014
(Unaudited)
Net (loss)/profit for the period
(22)
(79) 3
(121)
(4)
(118)
Other comprehensive income/(loss)
for the period, net of income tax
6
(11) (39)
12
(71)
(209)
Items that may be reclassified
subsequently to profit or loss:
6
(11) (39)
12
(71)
(206)
Foreign exchange translation
6
(11) (39)
12
(72)
(206)
Movements on investments
–
– –
–
1
–
Items that will not be reclassified to
profit or loss:
–
– –
–
–
(3)
Acturial loss recognised during the year
–
– –
–
–
(4)
Deferred taxation thereon
–
– –
–
–
1
Total comprehensive
loss for the period
(16)
(90) (36)
(109)
(75)
(327)
Attributable to:
Owners of the parent
(16)
(90) (36)
(109)
(75)
(327)
The currency conversion average rates for the quarter ended: March 2015: US$1 = R11.74 (December 2014: US$1 = R11.22,
March 2014: US$1 = R10.83). For year ended: June 2014: US$1 = R10.35. Nine months ended: March 2015: US$1 = R11.24
(March 2014: US$1 = R10.30).
The statement of comprehensive income for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.
Figures in million
Share
capital
Other
reserves
(Accumulated
loss)/retained
earnings
Total
Balance – 30 June 2014
2 327
291
(68)
2 550
Share-based payments
–
13
–
13
Net loss for the period
–
–
(114)
(114)
Other comprehensive income for the period
–
11
–
11
Balance – 31 March 2015
2 327
315
(182)
2 460
Balance – 30 June 2013 2 682 326 42 3 050
Share-based payments – 19 – 19
Net loss for the period – – (4) (4)
Other comprehensive loss for the period – (69) – (69)
Balance – 31 March 2014
2 682 276 38 2 996
The currency conversion closing rates for the nine months ended 31 March 2015: US$1 = R12.17 (March 2014: US$1 = R10.56).

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)
(Convenience translation)
Figures in million
At
31 March
2015
(Unaudited)
At
31 December
2014
(Unaudited)
At
30 June
2014
(Audited)
At
31 March
2014
(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment
2 712
2 839 3 116
3 068
Intangible assets
73
76 84
208
Restricted cash
4
4 4
4
Restricted investments
195
205 217
211
Deferred tax assets
5
6 8
8
Investments in associates
–
– –
12
Loan to associate
10
10 –
–
Inventories
4
4 5
5
Total non-current assets
3 003
3 144 3 434
3 516
Current assets
Inventories
119
116 145
124
Trade and other receivables
70
71 90
85
Income and mining taxes
2
4 10
13
Restricted cash
1
1 1
1
Cash and cash equivalents
58
119 172
190
250
311 418
413
Non-current assets and assets of disposal groups classified as held for sale
–
– –
5
Total current assets
250
311 418
418
Total assets
3 253
3 455 3 852
3 934
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
2 327
2 448 4 035
2 682
Other reserves
315
323 (887)
276
(Accumulated loss)/retained earnings
(182)
(168) (223)
38
Total equity
2 460
2 603 2 925
2 996
Non-current liabilities
Deferred tax liabilities
207
221 253
287
Provision for environmental rehabilitation
182
188 198
191
Retirement benefit obligation
21
22 23
19
Other non-current liabilities
2
4 9
6
Borrowings
235
– 270
269
Total non-current liabilities
647
435 753
772
Current liabilities
Borrowings
–
270 –
–
Income and mining taxes
1
– –
–
Trade and other payables
145
147 174
166
Total current liabilities
146
417 174
166
Total equity and liabilities
3 253
3 455 3 852
3 934
The balance sheet for March 2015 converted at a conversion rate of US$1 = R12.17 (December 2014 : US$1 = R11.57, June 2014:
US$1 = R10.61, March 2014 : US$1 = R10.56).
The balance sheet at 30 June 2014 has been extracted from the 2014 annual financial statements.

Harmony Gold Mining Company Limited
Results for the third quarter FY15 and nine months ended 31 March 2015

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)
(Convenience translation)
Figures in million
Quarter ended
Nine months ended
Year ended
30 June
2014
(Audited)
31 March
2015
(Unaudited)
31 December
2014
(Unaudited)
31 March
2014
(Unaudited)
Restated*
31 March
2015
(Unaudited)
31 March
2014
(Unaudited)
Restated
#
Cash flow from operating activities
Cash generated/(utilised) by operations
30
(6) 73
121
176
218
Interest and dividends received
2
3 3
7
9
13
Interest paid
(1)
(2) (4)
(5)
(9)
(12)
Income and mining taxes refunded/(paid)
2
3 –
8
(3)
–
Cash generated/(utilised)
by operating activities
33
(2) 72
131
173
219
Cash flow from investing activities
Decrease/(increase) in restricted cash
1
– –
1
–
(1)
Decrease/(increase) in restricted
investments
2
– –
2
–
(2)
Proceeds on disposal of investments
–
– –
–
–
5
Loan to associate
–
(11) –
(11)
–
–
Other investing activities
–
– –
–
(1)
–
Net additions to property,
plant and equipment
1
(60)
(67) (58)
(188)
(191)
(257)
Cash utilised by investing activities
(57)
(78) (58)
(196)
(192)
(255)
Cash flow from financing activities
Borrowings raised
34
– –
36
59
60
Borrowings repaid
(67)
– (43)
(70)
(45)
(44)
Cash (utilised)/generated by financing
activities
(33)
– (43)
(34)
14
16
Foreign currency translation
adjustments
(4)
(3) (3)
(15)
(14)
(17)
Net decrease in cash and cash equivalents
(61)
(83) (32)
(114)
(19)
(37)
Cash and cash equivalents
– beginning of period
119
202 222
172
209
209
Cash and cash equivalents
– end of period
58
119 190
58
190
172
1
Net additions to property, plant and equipment includes:
Figures in million
Quarter ended
Nine months ended
Year ended
30 June
2014
31 March
2015
31 December
2014
31 March
2014
31 March
2015
31 March
2014
Capital and capitalised exploration and evaluation
expenditure for Wafi-Golpu
3
–
–
5
–
1
Additions resulting from stripping activities
at Hidden Valley
7
6
3
16
11
12
* For the March 2014 quarter: Cash generated by operating activities previously reported as US$69 million restated to US$72 million. Cash utilised by investing activities previously reported as (US$55 million) restated to (US$58 million). This is mainly related to the change in accounting policy for IFRIC 20.
#
For the nine months ended 31 March 2014: Cash generated by operating activities previously reported as US$161 million restated to US$173 million. Cash utilised by investing activities previously reported as (US$180 million) restated to (US$192 million). This is mainly related to the change in accounting policy for IFRIC 20.
The currency conversion average rates for the quarter ended: March 2015: US$1 = R11.74 (December 2014: US$1 = R11.22, March
2014: US$1 = R10.83). For year ended: June 2014: US$1 = R10.35. Nine months ended: March 2015: US$1 = R11.24 (March 2014:
US$1 = R10.30).
Closing balance translated at closing rates of: March 2015: US$1 = R12.17 (December 2014: US$1 = R11.57, June 2014: US$1 = R10.61,
March 2014: US$1 = R10.56).
The cash flow statement for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.

SEGMENT REPORT (US$/IMPERIAL)
for the nine months ended 31 March 2015 (unaudited)
Revenue
31 March
Production cost
31 March
Production
(loss)/profit
31 March
Mining assets
31 March
Capital
expenditure
#
31 March
Ounces
produced
31 March
Tons milled
31 March
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
2015
2014
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t'000
South Africa
Underground
Kusasalethu
129
142
134
132
(5)
10
294
335
30
36
97 674
107 416
742
945
Doornkop
81
90
73
83
8
7
271
320
17
17
64 173
66 583
501
634
Phakisa
95
92
77
76
18
16
379
438
27
26
76 776
71 149
505
475
Tshepong
125
127
106
99
19
28
330
371
21
21
101 499
97 577
816
772
Masimong
77
88
66
72
11
16
74
98
12
12
62 083
67 580
570
567
Target 1
115
142
78
73
37
69
231
259
19
21
92 562
112 367
619
624
Bambanani
(a)
85
101
45
50
40
51
69
80
8
9
68 771
77 773
188
209
Joel
69
73
50
49
19
24
44
36
12
10
55 460
55 171
454
436
Unisel
53
60
45
44
8
16
50
63
7
6
42 921
46 490
354
342
Target 3
(b)
20
45
16
40
4
5
44
50
2
10
15 529
35 430
99
254
Surface
All other surface operations
92
94
74
71
18
23
40
44
3
3
72 693
71 213
8 625
8 647
Total South Africa
941
1 054
764
789
177
265
1 826
2 094
158
171
750 141
808 749
13 473
13 905
International
Hidden Valley
89
104
72
82
17
22
289
305
7
9
70 860
75 972
1 515
1 628
Total international
89
104
72
82
17
22
289
305
7
9
70 860
75 972
1 515
1 628
Total operations
1 030
1 158
836
871
194
287
2 115
2 399
165
180
821 001
884 721
14 988
15 533
#
Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of US$5 million (2014: US$nil).
(a)
Includes Steyn 2 for the March 2014 amounts.
(b)
Target 3 was placed on care and maintenance at the beginning of the December 2014 quarter.

Harmony Gold Mining Company Limited
Results for the third quarter FY15 and nine months ended 31 March 2015

DEVELOPMENT RESULTS (METRIC)
Quarter ending March 2015
DEVELOPMENT RESULTS (IMPERIAL)
Quarter ending March 2015
Channel
Reef
Meters
Sampled
Meters
Width
(Cm's)
Value
(g/t)
Gold
(Cmg/t)
Tshepong
Basal 236 196 9.88 139.64 1 380
B Reef 173 178 129.31 4.82 624
All Reefs
409
374
66.72
15.29
1 020
Phakisa
Basal 520 540 60.13 21.45 1 290
All Reefs
520
540
60.13
21.45
1 290
Doornkop
Main Reef – 72 66.00 3.41 226
South Reef 466 459 50.00 13.68 684
All Reefs
466
531
52.17
11.92
622
Kusasalethu
VCR Reef 328 292 89.00 6.19 551
All Reefs
328
292
89.00
6.19
551
Total Target
(Incl. Target 1 & Target 3)
Elsburg 103 120 243.00 3.03 737
All Reefs
103
120
243.00
3.03
737
Masimong 5
Basal 351 306 43.37 14.81 642
B Reef 123 147 55.59 14.33 797
All Reefs
474
453
47.34
14.62
692
Unisel
Basal 317 236 181.67 8.15 1 481
Leader 451 340 226.82 6.65 1 509
All Reefs
768
576
208.32
7.19
1 497
Joel
Beatrix 257 276 110.00 11.99 1 319
All Reefs
257
276
110.00
11.99
1 319
Total Harmony
Basal 1 424 1 278 70.86 16.71 1 184
Beatrix 257 276 110.00 11.99 1 319
Leader 451 340 226.82 6.65 1 509
B Reef 296 325 95.97 7.31 702
Elsburg 103 120 243.00 3.03 737
South Reef 466 459 50.00 13.68 684
VCR 328 292 89.00 6.19 551
Main Reef – 72 66.00 3.42 226
All Reefs
3 325
3 162
98.70
10.25
1 011
Channel
Reef
Feet
Sampled
Feet
Width
(Inch)
Value
(oz/t)
Gold
(In.oz/t)
Tshepong
Basal 774 643 4.00 3.96 16
B Reef 566 584 51.00 0.14 7
All Reefs
1 341
1 227
26.00
0.45
12
Phakisa
Basal 1 707 1 772 24.00 0.62 15
All Reefs
1 707
1 772
24.00
0.62
15
Doornkop
Main Reef – 236 26.00 0.10 3
South Reef 1 528 1 506 20.00 0.39 8
All Reefs
1 528
1 742
21.00
0.34
7
Kusasalethu
VCR Reef 1 075 958 35.00 0.18 6
All Reefs
1 075
958
35.00
0.18
6
Total Target
(Incl. Target 1 & Target 3)
Elsburg 337 394 96.00 0.09 8
All Reefs
337
394
96.00
0.09
8
Masimong 5
Basal 1 152 1 004 17.00 0.43 7
B Reef 405 482 22.00 0.42 9
All Reefs
1 556
1 486
19.00
0.42
8
Unisel
Basal 1 039 774 72.00 0.24 17
Leader 1 480 1 115 89.00 0.19 17
All Reefs
2 519
1 890
82.00
0.21
17
Joel
Beatrix 844 906 43.00 0.35 15
All Reefs
844
906
43.00
0.35
15
Total Harmony
Basal 4 672 4 193 28.00 0.49 14
Beatrix 844 906 43.00 0.35 15
Leader 1 480 1 115 89.00 0.19 17
B Reef 971 1 066 38.00 0.21 8
Elsburg 337 394 96.00 0.09 8
South Reef 1 528 1 506 20.00 0.39 8
VCR 1 075 958 35.00 0.18 6
Main Reef – 236 26.00 0.10 3
All Reefs
10 907
10 374
39.00
0.30
12

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 8, 2015
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director